Exhibit 21

                                  Subsidiaries


The Resourcing Solutions Group, Inc.

Piedmont HR, Inc.

Asmara Benefits, Inc.

United Personnel Services, Inc.

World Wide Personnel Services of Maine, Inc.

Asmara Services II, Inc., a second-tier subsidiary

Benecorp Business Services, Inc., a second tier-subsidiary